Exhibit 99.1

News Release

Takeda Announces Voluntary and Conditional Public Takeover Bid for Outstanding Shares,

Warrants and American Depositary Shares of TiGenix NV to Commence April 30, 2018

•	Prospectus and response memorandum approved by the FSMA on April 24, 2018 and to be published on April 27, 2018

•	Initial acceptance period will commence on April 30, 2018 and expire on May 31, 2018, subject to extension

Osaka, Japan, April 25, 2018 – Takeda Pharmaceutical Company Limited (TSE: 4502) (“Takeda”) today announced that the first acceptance period of its previously announced tender offer (the “Bid”) in cash for all outstanding ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs”) of TiGenix NV (Euronext Brussels and NASDAQ: TIG) (“TiGenix”) that are not yet owned by Takeda and its affiliates, at an acquisition price of EUR 1.78 per Ordinary Share in cash; EUR 35.60 (payable in the equivalent amount of United States Dollars) per ADS in cash and an amount per Warrant in cash depending on the strike price and maturity of such Warrant, will commence on April 30, 2018. The Bid is being made pursuant to the offer and support agreement entered into between Takeda and TiGenix on January 5, 2018.

The Bid will be comprised of two separate offers – (i) an offer to all holders of Ordinary Shares and Warrants in accordance with the applicable law in Belgium (the “Belgian Offer”), and (ii) an offer to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law and to holders of ADSs wherever located (the “U.S. Offer”).

The first acceptance period for the Bid will start on April 30, 2018 and is scheduled to expire, subject to any extension, on May 31, 2018 at 16:00 CEST. The results of the first acceptance period are expected to be published on June 6, 2018. Payment for the Ordinary Shares, Warrants and ADSs validly tendered and not withdrawn in the first acceptance period is currently scheduled for June 8, 2018 although the Belgian Offer and the U.S. Offer may have different payment dates.

Takeda will file a tender offer statement on Schedule TO related to the U.S. Offer with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2018. TiGenix is expected to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC, which will include the recommendation of the board of directors of TiGenix that holders of TiGenix ADSs, wherever located, and

U.S. resident holders of Ordinary Shares accept the U.S. Offer and tender their ADSs and/or Ordinary Shares into the U.S. Offer. Investors and shareholders should read those filings carefully as they contain important information about the U.S. Offer. Those documents may be obtained upon filing without charge at the SEC’s website at www.sec.gov, and will be made available on Takeda’s website (http://www.takeda.com/newsroom). Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials may also be obtained for free by contacting the information agent for the U.S. Offer.

The Belgian Offer will be structured to comply with the applicable Belgian laws. The Belgian prospectus and the response memorandum have been approved by the Belgian Financial Services and Markets Authority on April 24, 2018. On April 27, 2018, an advertisement will be placed in De Tijd and L’Echo announcing the availability of the Belgian Prospectus and, among other matters, the start of the first acceptance period. The prospectus (including the acceptance form and the response memorandum) will be available free of charge as of April 27, 2018 by calling +32 (0)2 433 41 13. An electronic version of the prospectus (including the acceptance form and the response memorandum) will also be available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid). The prospectus will be available in English and Dutch. A French translation of the summary of the prospectus will also be available.

During the first acceptance period, holders of Ordinary Shares, Warrants and ADSs can tender their securities in the Bid by following the instructions set out in the prospectus or the tender offer statement on Schedule TO, as applicable to them.

Completion of the Bid is subject to the following conditions precedent, as U.S. antitrust clearance was obtained on February 23, 2018 and Alofisel (darvadstrocel, previously Cx601) obtained marketing authorization in the E.U. from the European Commission on March 23, 2018: (i) the tender into the Belgian Offer and the U.S. Offer, in aggregate, of a number of Ordinary Shares, Warrants and ADSs that, together with all Ordinary Shares, Warrants and ADSs owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all the Ordinary Shares, Warrants and ADSs on a fully diluted basis as of the end of the first acceptance period of the Bid and (ii) the absence of a material adverse effect occurring at any time after January 5, 2018. The aforementioned conditions precedent are exclusively for the benefit of Takeda, which reserves the right to waive any of these conditions precedent in whole or in part.

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Media Contacts:

Kazumi Kobayashi

Media in Japan

T: +81 3 3278 2095

kazumi.kobayashi@takeda.com

Luke Willats

Media outside of Japan

T: +41 44 555 1145

luke.willats@takeda.com

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE: 4502) is a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its R&D efforts on oncology, gastroenterology and neuroscience therapeutic areas plus vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. Innovative products, especially in oncology and gastroenterology, as well as Takeda’s presence in emerging markets, are currently fueling the growth of Takeda. Approximately 30,000 Takeda employees are committed to improving quality of life for patients, working with Takeda’s partners in health care in more than 70 countries. For more information, visit https://www.takeda.com/newsroom/.

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix´ lead product, Alofisel, successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis – a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

About Alofisel (darvadstrocel)

Alofisel is an administration of allogeneic (or donor derived) expanded adipose-derived stem cells (eASCs) for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn’s disease that have previously shown an inadequate response to at least one conventional therapy or biologic therapy. Crohn’s disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication.

Alofisel was granted orphan drug designation by the European Commission in 2009 and by the FDA in 2017. TiGenix completed a European Phase III clinical trial (ADMIRE-CD) in August 2015 in which the primary endpoint was met, with a significantly greater proportion of patients treated with Alofisel (50%, n=107) versus control (34%, n=105) achieving combined remission as defined by clinical assessment of closure of all treated external openings that were draining at baseline and absence of collections > 2 cm of the treated perianal fistulas confirmed by masked central MRI at week 24 (97·5% CI 0·2-30·3; p=0·024).1 The most commonly reported treatment emergent adverse events were proctalgia, anal abscess and nasopharyngitis. A follow-up analysis was completed showing that the efficacy and safety profile of Alofisel were maintained at 52 weeks.2 The 24-week results of the Phase III ADMIRE-CD trial were published in The Lancet in July 2016.1

A global Phase III clinical trial (ADMIRE-CD II) intended to support a future U.S. Biologic License Application (BLA) started in 2017, based on a trial protocol that has been agreed with the U.S. FDA through a special protocol assessment procedure (SPA) (clinicaltrials.gov; NCT03279081). ADMIRE-CD II is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Alofisel for the treatment of complex perianal fistulas in Crohn’s disease patients. In July 2016, TiGenix entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired exclusive rights to develop and commercialize Alofisel for complex perianal fistulas in Crohn’s patients outside of the U.S.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of TiGenix’s Form 20-F filed on April 16, 2018, as well as the tender offer documents to be filed by Takeda and the solicitation/recommendation statement to be filed by TiGenix. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

This communication constitutes communication within the scope of article 31 and 33 of the Belgian Law of April 1, 2007 on public takeover bids.

Prospectus and Response Memorandum

The prospectus and the response memorandum have been approved by the Financial Services and Markets Authority on April 24, 2018. The prospectus (including the acceptance form and the response memorandum) will be available free of charge as of April 27, 2018 by calling +32 (0)2 433 41 13. An electronic version of the prospectus (including the acceptance form and the response memorandum) will also be available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

Disclaimer

The tender offer for the Ordinary Shares, Warrants and ADSs will commence on April 30, 2018. This communication is for informational purposes only and does not constitute an offer to purchase securities of TiGenix nor a solicitation by anyone in any jurisdiction in respect of such securities, any vote or approval. Neither this communication nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. Takeda, TiGenix and their respective affiliates explicitly decline any liability for breach of these restrictions by any person.

Important Additional Information for U.S. Investors

The tender offer for the Ordinary Shares, Warrants and ADSs has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

Security holders of TiGenix are urged to read the offer documents which will be available at www.sec.gov.

The U.S. Offer is being made pursuant to an offer to purchase and related materials. Takeda will file a tender offer statement on Schedule TO with the SEC with respect to the U.S. Offer on April [30], 2018, as amended from time to time. TiGenix is expected to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the U.S. Offer.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer since it will contain important information. You may obtain a free copy of these documents and other documents after they have been filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, at +1 866 391 6921/tig-offer@georgeson.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

References

[1]	Panés J, García-Olmo D, Van Assche G, et al., Expanded allogeneic adipose-derived mesenchymal stem cells (Cx601) for complex perianal fistulas in Crohn’s disease: a phase 3 randomized, double- blind controlled trial. The Lancet. 2016; 388(10051):1281-90.
[2]	Panés J, García-Olmo D, Van Assche G, et al., Long-term Efficacy and Safety of Stem Cell Therapy (Cx601) for Complex Perianal Fistulas in Patients With Crohn’s Disease. Gastroenterology. 2017. Available at: http://www.gastrojournal.org/article/S0016-5085(17)36726-4/fulltext. Accessed March 2018.